UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

LL Flooring Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55003T107

(CUSIP Number)

Avi Cohen

2350 W O Smith Street

Lawrenceburg, TN 38464

617-851-9635

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 55003T107

1	Names of Reporting Persons F9 Investments, LLC (Single Member LLC with Thomas D. Sullivan Single Member)
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 2,698,907
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,698,907

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,698,907
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.8%
14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 55003T107

1	Names of Reporting Persons Thomas D. Sullivan
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 55003T107

1	Names of Reporting Persons John Jason Delves
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 13,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person IN

AMENDMENT NO. 13 TO SCHEDULE 13D

This Amendment No. 13 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of LL Flooring Holdings, Inc., a Delaware corporation (“LL”). This Amendment is being filed to amend the Schedule 13D that was originally filed on May 25, 2023, as amended by Amendment No. 1 filed on May 30, 2023, Amendment No. 2 filed on June 12, 2023, Amendment No. 3 filed on August 17, 2023, Amendment No. 4 filed on November 14, 2023, Amendment No. 5 filed on January 18, 2024, Amendment No. 6 filed on April 11, 2024, Amendment No. 7 filed on April 30, 2024, Amendment No. 8 filed on May 31, 2024, Amendment No. 9 filed on June 28, 2025, Amendment No. 10 filed on July 12, 2024, Amendment No. 11 filed on August 12, 2024 and Amendment No. 12 filed on September 9, 2024 (collectively, the “Schedule 13D”). Other than information set in Item 4, no other information in the Schedule 13D is being amended. Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

On September 30, 2024, the transactions contemplated by the Asset Purchase Agreement, dated as of September 6, 2024 (the “APA”), among LumLiQ2, LLC (“LL2”), an indirect, wholly-owned subsidiary of F9 Investments, LLC, as purchaser, F9 Investments, LLC, as guarantor, and LL and certain of its subsidiaries, as sellers (collectively, the “LL Parties”), was completed. Pursuant to the terms of the APA, LL2 acquired certain assets of the LL Parties, including the rights to leases for 219 stores, the inventory in those stores and LL’s Sandston, Virginia distribution center, and intellectual property, and assumed certain specified liabilities of the LL Parties. The description of the APA and the transactions contemplated thereby in this Item 4 does not purport to be complete and is subject to and qualified in its entirety by reference to the APA, which is filed as Exhibit 1 to Amendment No. 12 to the Schedule 13D and is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2024	F9 INVESTMENTS, LLC

	By:	/s/ Thomas D. Sullivan
	Name:	Thomas D. Sullivan
	Title:	Managing Member, Single Member

/s/ Thomas D. Sullivan
Name: Thomas D. Sullivan

/s/ John Jason Delves
Name: John Jason Delves